Bodhi NeuroTech, Inc.



ANNUAL REPORT

1 Charing Cross Road

Charleston, SC 29407

(415) 343-5619

https://zendomeditation.com/

This Annual Report is dated April 29, 2024.

BUSINESS

Bodhi NeuroTech, Inc., trademarked Zendo ("Zendo" or the "Company") is a South Carolina statutory close corporation taxed as a subchapter C-Corporation that is the commercializer of meditation-enhancing technology - specifically the Zendo meditation system. Zendo is a consumer electronic device and we believe it is the world's first and only neuromodulation system for meditation enhancement.

Zendo was sold to consumers as part of an initial public beta test product. Now we are developing the new Zendo, which we hope to sell to consumers as well as businesses that offer retail meditation services. Customers may include meditators of all levels of practice, ranging from beginners to experts, and being utilized to improve personal health, wellness, and transformation.

Our mission at Zendo is to make the benefits of meditation accessible to all people and elevate humanity using neurotechnology and Bodhi NeuroTech aims to become an international leader in meditation hardware and software.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $215,000.00
Number of Securities Sold: 847
Use of proceeds: Creating the original Zendo systems
Date: March 05, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE (Simple Agreement for Future Equity)
Final amount sold: $200,000.00
Use of proceeds: Continue operations and begin Zendo V2 development
Date: August 04, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Preferred Stock (Reg CF Offering via StartEngine)
Final amount sold: $137,981.00
Use of proceeds: Continue operations and begin Zendo V2 development
Date: February 07, 2023
Offering exemption relied upon: Regulation CF Raise

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

Fiscal year 2022 had little to no revenue as we sold out of inventory in early January 2022. In 2023, the company reported $0 of revenue as there were no sales of any Zendo products. 2023 was a year during which major strides were made in development and manufacturing, thus no sales were made as the 2nd generation Zendo product was not complete.

Cost of sales

The fixed hardware cost which is the COGS of the Zendo system in our first generation Zendo did not change throughout the years 2021 and 2022 as initial inventory was purchased in bulk from our supplier in one purchase order. In 2023, we have been working on the new, 2nd generation Zendo which we anticipate to have a COGS of less than $100.

Gross margins

Margins on the Zendo V1 stayed about the same, depending on the discount offered to consumers, the margin was about 20-25%. In year 2023, we developed Zendo V2, which will have a margin of between 75-100%, thus we will have increased the margin nearly 5 fold with the newest system in year 2024.

Expenses

We maintain a low monthly burn rate in both years 2022 and 2023. This is due to the lean nature of our Company, using limited funds for consultants and to space rental. Our general and administrative costs were down and overall spent less money in 2023 compared to 2022. However, our advertising and marketing costs have gone up in 2023 as we have begun creating new advertising materials and test ads for our new product expected to launch in 2024.

Historical results and cash flows:

We anticipate increased expenditures across the board as we anticipate launching the new Zendo. This includes increasing marketing and operational costs to sell more units, including increasing warehouse and office space, paying consultants, and increasing overall working capital needs.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $52,902.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Co-founders
Amount Owed: $36,464.00
Interest Rate: 0.0%

Creditor: SAFE Agreement Holders
Amount Owed: $200,000.00
Interest Rate: 0.0%

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2021, the Company entered into two SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. During a qualified equity financing event, the agreements will automatically convert into the number of shares of Safe Preferred Stock equal to the purchase amount divided by the discount price. The discount price means the lowest price per share of the Standard Preferred Stock sold in a qualified equity financing event multiplied by 80%. Safe Preferred Stock means the series of Preferred Stock issued to investors in the qualified equity financing event. Furthermore, during a liquidity event, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of: (1) the purchase amount, or (2) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price at a 20% discount. The agreements are not subject to a valuation cap.

Creditor: Christian Stiller Irrevocable Trust
Amount Owed: $40,000
Interest Rate: 8.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Bashar Badran

Bashar Badran's current primary role is with Medical University of South Carolina. Bashar Badran currently services up to 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO/Co-Founder

Dates of Service: May, 2017 - Present

Responsibilities: Day-to-day management of operations, finance, product, marketing and all startup related activities. Currently does not take a salary and works 20-40 hours per week at Zendo

Position: President

Dates of Service: May, 2017 - Present

Responsibilities: Responsible for the day-to-day operations of businesses

Position: Board Director

Dates of Service: May, 0217 - Present

Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

Employer: Medical University of South Carolina

Title: Assistant Professor

Dates of Service: December, 2018 - Present

Responsibilities: Conduct neuroscience research on brain stimulation interventions to improve brain health. Paid position of $147,000 annually.

Name: Edward Baron Short

Edward Baron Short's current primary role is with Medical University of South Carolina. Edward Baron Short currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Health Officer/Co-Founder

Dates of Service: May, 2017 - Present

Responsibilities: Day-to-day management of operations, finance, product, marketing and all startup related activities. Currently does not take a salary.

Position: Corporate Secretary

Dates of Service: May, 2017 - Present

Responsibilities: Responsible for ensuring that the records, or minutes of the Board's actions during a Board meeting, reflect the proper exercise of administration of the company.

Position: Treasurer

Dates of Service: May, 2017 - Present

Responsibilities: the person responsible for running the treasury of an organization. The significant core Functions of a corporate treasurer include cash and liquidity management, risk management, and corporate finance. Handles the majority of the company's accounting duties.

Position: Board Director

Dates of Service: May, 2017 - Present

Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

Employer: Medical University of South Carolina

Title: Psychiatrist, Associate Professor

Dates of Service: January, 2007 - Present

Responsibilities: Serve as an interventional psychiatrist, administering brain stimulation services for clinical populations.

Name: Christian Stiller

Christian Stiller's current primary role is with Angel Investor. Christian Stiller currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: March, 2020 - Present

Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Position: Advisor and Early Investor

Dates of Service: March, 2020 - Present

Responsibilities: Advise the company through strategic decision making process.

Other business experience in the past three years:

Employer: Brightmind

Title: Co-Founder, CEO

Dates of Service: February, 2016 - February, 2021

Responsibilities: Working to develop an innovative website and mobile app teaching Unified Mindfulness.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock
Stockholder Name: Bashar Badran
Amount and nature of Beneficial ownership: 3,848,000
Percent of class: 38.49

Title of class: Class A Voting Common Stock
Stockholder Name: Baron Short
Amount and nature of Beneficial ownership: 3,848,000
Percent of class: 38.49

Title of class: Class A Voting Common Stock
Stockholder Name: Christian Stiller Irrevocable Trust, Stephen P. Magowan as Trustee
Amount and nature of Beneficial ownership: 1,629,628
Percent of class: 16.3

Title of class: Outstanding SAFE Agreements (Simple Agreements for Future Equity)
Stockholder Name: Christian Stiller Irrevocable Trust, Stephen P. Magowan as Trustee
Amount and nature of Beneficial ownership: 150,000
Percent of class: 16.3

RELATED PARTY TRANSACTIONS

Name of Entity: Bashar Badran
Relationship to Company: Director
Nature / amount of interest in the transaction: Co-Founder loan provided to company with other co-founder for a combined total of $36,464.
Material Terms: Throughout 2020 and 2021, the Co-Founder's paid for certain expenses on the Company's behalf for the purposes of funding operations. These payables bear no interest and are due upon demand. The total ending balance of this payable was $36,464 as of December 31, 2022 and 2023.

Name of Entity: Baron Short
Relationship to Company: Director
Nature / amount of interest in the transaction: Co-Founder loan provided to company with other co-founder for a combined total of $36,464.
Material Terms: Throughout 2020 and 2021, the Co-Founder's paid for certain expenses on the Company's behalf for the purposes of funding operations. These payables bear no interest and are due upon demand. The total ending balance of this payable was $36,464 as of December 31, 2022 and 2023.

OUR SECURITIES

Class A Voting Common Stock
The amount of security authorized is 19,240,000 with a total of 9,997,104 outstanding.

Voting Rights
One vote per share

Material Rights
The Company has an aggregate total number of 23,490,000 authorized shares of capital stock.

For further information on the material rights of this stock please see the Company's Second Amended and Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

General. The voting, dividend and liquidation rights of the holders of the Class A Voting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein and the Company's Amended & Restated Shareholder Agreement.

Voting. Each share of Class A Voting Common Stock shall be entitled to one vote per share for all matters upon which shareholders are entitled to vote. The number of authorized shares of either class of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Articles of Conversion) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote.

Shares are subject to the Amended and Restated Stockholder Agreement. Class A Voting Common Stock shareholders' material rights are governed by and subject to the terms outlined in the Company's Amended and Restated Stockholder Agreement, which includes provisions regarding, among others, general restrictions on transfer, drag-along rights, tag-along rights, participation rights in new authorized classes or series of securities, options to purchase shares on an involuntary transfer, and a right of first offer.

Class B Non-Voting Common Stock
The amount of security authorized is 2,950,000 with a total of 1,700,000 outstanding.

Voting Rights
There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights
The total amount outstanding includes 1,700,000 shares that are as part of the Company's equity incentive plan.

For further information on the material rights of this stock please see the Company's Second Amended and Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

General. All Class B Non-voting Common Stock is subject to the exclusive governance of the Company's 2022 Equity Incentive Plan.

Voting. Each share of Class B Non-voting Common Stock is not entitled to vote. All rights pertaining to the Class B Non-voting Common Stock of the Company are governed pursuant to the Company's 2022 Equity Incentive Plan, dated an effective date of October 15, 2022. Unless required by law, there shall be no cumulative voting. The number of authorized shares of either class of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Articles of Conversion) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote.

Outstanding SAFE Agreements (Simple Agreements for Future Equity)

The security will convert into Series safe voting preferred stock and the terms of the Outstanding SAFE Agreements (Simple Agreements for Future Equity) are outlined below:

Amount outstanding: $200,000.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: None
Conversion Trigger: Initial closing of an Equity Financing event

Material Rights

The Company has authorized 500,000 shares of Series SAFE Preferred Stock and zero shares are outstanding.

For further information on the material rights of this stock please see the Company's Second Amended and Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

Voting. Each share of Series SAFE Voting Preferred Stock shall be entitled to one (1) vote per share for all matters upon which shareholders are entitled to vote.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales. Before any payment shall be made to Common Stock shareholders, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event; provided, however, Series SAFE Voting Preferred Stock shall have preference over Series CF Non-Voting Preferred Stock in order of any payment on Preferred Stock pursuant to a Deemed Liquidation Event.

Conversion. Each share of Voting Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Voting Common Stock as is determined by dividing the Original Issue Price for such series of Voting Preferred Stock by the Conversion Price for such series of Voting Preferred Stock in effect at the time of conversion.

Dividends. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Series CF Non-Voting Preferred Stock

The amount of security authorized is 1,250,000 with a total of 169,655 outstanding.

Voting Rights
There are no voting rights associated with Series CF Non-Voting Preferred Stock.

Material Rights
For further information on the material rights of this stock please see the Company's Second Amended and Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales. Before any payment shall be made to Common Stock shareholders, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event; provided, however, Series SAFE Preferred Stock shall have preference over Series CF Non-voting Preferred Stock in order of any payment on Preferred Stock pursuant to a Deemed Liquidation Event.

Conversion. Each share of Series CF Non-Voting Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class B Non-voting Common Stock as is determined by dividing the Original Issue Price for such series of Series CF Non-Voting Preferred Stock by the Conversion Price (as defined below) for such series of Series CF Non-Voting Preferred Stock in effect at the time of conversion.

Dividends. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the Series CF Non-Voting Preferred Stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer meditation products and software industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering equity in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series CF Non-Voting Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that there may never be an operational Zendo or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our next-generation Zendo. Delays or cost overruns in the development of our next-generation Zendo and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Bodhi NeuroTech, Inc was formed on May 31, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Bodhi NeuroTech, Inc. has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Zendo is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 31 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Bodhi NeuroTech or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Bodhi NeuroTech could harm our reputation and materially negatively impact our financial condition and business. The Chief Executive Officer does not currently receive a salary for his role with the Company Dr. Bashar Badran, the CEO of Bodhi NeuroTech, Inc. (Zendo), does not currently receive a salary for his work at Zendo. He currently receives a salary of $147,000 a year for his work at the Medical University of South Carolina. Although Dr. Badran has substantial equity investments in Zendo, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once Zendo raises $900,000 or more, the Company plans on providing Dr. Badran with a nominal monthly salary along with an equity compensation package to support Zendo in raising additional funds and continuing to develop the next generation Zendo.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2024.

Bodhi NeuroTech, Inc.

By   /s/ *Bashar Badran*

     Name: <u>Bodhi NeuroTech, Inc</u>

     Title: President & CEO

Exhibit A

FINANCIAL STATEMENTS

I, _____Bashar Badran_____, the ___President and CEO___ of ___Bodhi NeuroTech, Inc___
hereby certify that the financial statements of ___Bodhi NeuroTech, Inc___ and notes thereto for
the periods beginning _January 1, 2022_ and ending ___December 31, 2023___ included in this
Form C offering statement are true and complete in all material respects and that the
information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $ -4,650;
taxable income of $ -58,256 and total tax of $ 372.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has
been executed as of the ___April 4 2024___.___



_____ (Signature)

___President, CEO_____ (Title)

___April 4, 2024_____ (Date)

Bodhi NeuroTech, Inc

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2023 and 2022

Bodhi NeuroTech, Inc
Index to Financial Statements
(unaudited)

Bodhi NeuroTech, Inc
BALANCE SHEET
DECEMBER 31, 2023 AND 2022
(unaudited)

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	52,903	77,021
Inventory	-	4,650
Other Assets	-	-
Total Current Assets	-	81,671
TOTAL ASSETS	52,903	81,671
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	25,342	37,292
Due to Related Party	36,464	36,464
Other Liabilities	41,086	-
Total Current Liabilities	102,893	73,756
Long-term Liabilities		
Future Equity Obligations (SAFE Agreements)	200,000	200,000
Total Long-Term Liabilities	200,000	200,000
TOTAL LIABILITIES	302,893	273,756
EQUITY		
Common Stock	215,000	215,000
Series CF Non-Voting Preferred (StartEngine)	137,981	63,078
Accumulated Deficit	(308,556)	(344,239)
Total Equity	(249,991)	(129,239)
TOTAL LIABILITIES AND EQUITY	52,903	81,671

Bodhi NeuroTech, Inc
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(unaudited)

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	-	3,000
Cost of Revenue	-	29,779
Gross Profit	-	(25,441)
Operating Expenses		
Advertising and Marketing	23,400	2,834
General and Administrative	30,197	45,408
Rent and Lease	-	4,200
Depreciation	-	-
Total Operating Expenses	53,597	52,442
Operating Income (loss)	(53,597)	(77,883)
Other Income		
Interest Income	-	-
Other	-	-
Total Other Income	-	-
Provision for Income Tax	-	-
Net Income (loss)	(53,597)	(77,883)

Bodhi NeuroTech, Inc
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(unaudited)

Statement of Changes in Shareholder Equity

| | Common Stock | | | Accumulated | Total Shareholder |
	# of Shares	$ Amount	APIC	Deficit	Equity
Beginning Balance 1/1/2022	4,847	215,000	-	(263,065)	(48,065)
Issuance of Common Stock	-	-	-	-	-
Issuance of Reg CF Pref Stock	103,281	82,268	-	-	-
Net Income (Loss)			-	(81,174)	(81,174)
Ending Balance 12/31/2022	9,428,909	296,268	-	(344,239)	(129,239)
Issuance of Common Stock	-	-	-	-	-
Issuance of Reg CF Pref Stock	66,374	55,713	-	-	-
Net Income (Loss)			-	(53,760)	(53,760)
Ending Balance 12/31/2023	9,495,283	296,268	-	(397,999)	(182,999)

*The Company has amended its articles of incorporation in November 2022 to perform a 1,924:1 stock split of all authorized shares. Year End 2022 numbers are higher due to this split occurring.

Bodhi NeuroTech, Inc
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(unaudited)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(53,760)	(81,174)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	-
Accounts Payable	25,342	30,902
Inventory	-	28,690
Due to Related Party	-	-
Other	41,086	1,266
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	66,428	60,858
Net Cash provided by (used in) Operating Activities	12,668	(20,316)
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Common Stock	-	-
Future Equity Obligations (SAFE Agreements)	-	-
Reg CF Pref Stock (Start Engine)	55,713	82,268
Net Cash provided by (used in) Financing Activities	55,713	82,268
Cash at the beginning of period	77,021	160,182
Net Cash increase (decrease) for period	(24,119)	(83,160)
Cash at end of period	52,902	77,021

Bodhi NeuroTech, Inc
Notes to the Unaudited Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Bodhi NeuroTech, Inc. was formed on May 31st, 2017 ("Inception") in the State of South Carolina. The financial statements of Bodhi NeuroTech, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Charleston, South Carolina.

The Company earns revenue from its Zendo meditation wearable headband and companion app. Zendo is the world's first and only brain stimulation device that is scientifically proven to boost the effects of conventional meditation and is sold through direct-to-consumer and business-to-business sales channels. The Company's headquarters is in Charleston, South Carolina. The Company's customers will be located in the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Use of Estimates</u>
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Our fiscal year ends on December 31. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

<u>Fair Value of Financial Instruments</u>
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling wearable hardware technology to meditators via an ecommerce platform in a direct-to-consumer model. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

The Company's inventory consists of finished goods and is valued at cost on the "first-in, first-out" (FIFO) basis. The ending balance of inventory was $0 and $4,650 as of December 31, 2023 and 2022, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In March 2020, the Company adopted a Restricted Stock Plan ("the Plan") for the purposes of attracting, retaining, and rewarding talent. In March 2020, the Company awarded a total of 349 shares of Restricted Common Stock Awards that shall fully vest on January 10th, 2023 or upon a change of control event, whichever occurs first. However, these shares have not vested yet as of the end of year 2023. Furthermore, in the event of the grantee's death or termination of services to the Company, the Restricted Common Stock held by the grantee shall vest on a fractional basis determined by the number of days the Restricted Common Stock was held from the effective date to the date of death or termination. No shares have vested as of December 31, 2022 and 2023.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Total Shares	Weighted Average Fair Value
Total shares issued, January 1, 2022	349	$ -
Granted	-	$ -
Exercised	-	$ -
Expired/cancelled	-	
Total shares issued, December 31, 2022	671,476	$ -
Granted	-	$ -
Exercised	-	$ -
Expired/cancelled	-	
Total shares issued, December 31, 2023	671,476	$ -

*The Company has amended its articles of incorporation in November 2022 to perform a 1,924:1 stock split of all authorized shares. Year End 2022 numbers are higher due to this split occurring.

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2022	349	$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2022	671,476	$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2023	671,476	$ -

*The Company has amended its articles of incorporation in November 2022 to perform a 1,924:1 stock split of all authorized shares. Year End 2022 numbers are higher due to this split occurring.

Income Taxes

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and South Carolina state jurisdiction. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company currently is not under examination by any tax authority.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 3 – DEBT

Please see "Related Party Transactions" regarding accounts payable related to loans to the company from founders. Additionally, in 2023, the company took on debt, in the form of a $40,000 note that accrues 8% interest through 12/31/2023. The interest will be paid when the note comes due based on the note payable.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2021, the Company entered into two SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. During a qualified equity financing event, the agreements will automatically convert into the number of shares of Safe Preferred Stock equal to the purchase amount divided by the discount price. The discount price means the lowest price per share of the Standard Preferred Stock sold in a qualified equity financing event multiplied by 80%. Safe Preferred Stock means the series of Preferred Stock issued to investors in the qualified equity financing event. Furthermore, during a liquidity event, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of: (1) the purchase amount, or (2) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price at a 20% discount. The agreements are not subject to a valuation cap.

*The SAFE agreements mature during a qualified equity financing or liquidity event which can occur in any year.

Debt Principal Maturities 5 Years Subsequent to 2023	
Year	**Amount**
2024	77,550
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has amended its articles of incorporation in November 2022 to perform a 1,924:1 stock split of all authorized shares and increase the Corporation's total share authorization from 10,000 shares of capital stock to 23,940,000 shares of capital stock, which shall be comprised of (i) 19,240,000 shares of Class A Voting Common Stock, (ii) 2,950,000 shares of Class B Non-Voting Common Stock, (iii) 500,000 shares of Series SAFE Preferred Stock, (iii) 1,250,000 shares of Series CF Non-voting Preferred Stock.

Class A Voting Common Stock
The amount of security authorized is 19,240,000 with a total of 9,997,104 outstanding as of 2022 and 2023.

Voting: Class A voting common stock shareholders are entitled to one vote per share

Class B Non-Voting Common Stock
The amount of security authorized is 2,950,000 with a total of 1,700,000 outstanding as of 2022 and 2023.

Voting: There are no voting rights associated with Class B Non-Voting Common Stock.

Series Safe Voting Preferred Stock
The amount of security authorized is 500,000 with a total of 0 outstanding as of 2022 and 2023.

Voting: Series Safe voting preferred stock shareholders are entitled to one vote per share

Series CF Non-Voting Preferred Stock
The amount of security authorized is 1,250,000 with a total of 169,655 outstanding as of 2021 and 2022.

Voting: There are no voting rights associated with Class B Non-Voting Common Stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Throughout 2021 and 2022, the Co-Founder's paid for certain expenses on the Company's behalf for the purposes of funding operations. These payables bear no interest and are due upon demand. The total ending balance of this payable was $36,464 as of December 31, 2022 and 2023.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 3, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses and has experienced negative cash flows from operating activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19
The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

CERTIFICATION

     I, Bashar Badran, Principal Executive Officer of Bodhi NeuroTech, Inc., hereby certify that the financial statements of Bodhi NeuroTech, Inc. included in this Report are true and complete in all material respects.

Bashar Badran
_____

President & CEO